UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 25th, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES NEW HEADQUARTERS –

BLADEX ANUNCIA NUEVA SEDE

Panama City, Republic of Panama, May 25, 2012 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), Bladex has the pleasure of informing you that as of June 4, 2012, the Bank's new corporate headquarters will be located at:

Business Park
Torre V, Piso 5
Avenida La Rotonda
Urbanización Costa del Este
Panamá, República de Panamá

Bladex's telephone and fax numbers, as well as the Bank's post office box remain the same:

Telephone: (507) 210-8500
Fax: (507) 269-6333
Email: webmaster@bladex.com
Post Office Box: 0819-08730, Panamá, República de Panamá

***

Tenemos el agrado de comunicarles que a partir del lunes, 4 de junio de 2012 nuestra nueva sede estará ubicada en:

Business Park
Torre V, Piso 5
Avenida La Rotonda
Urbanización Costa del Este
Panamá, República de Panamá

Nuestros números de teléfono, fax, correo electrónico y apartado postal se mantienen iguales:

Central telefónica: (507) 210-8500
Fax: (507) 269-6333
Correo electrónico: webmaster@bladex.com
Apartado postal: 0819-08730, Panamá, República de Panamá

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Business Park, Torre V, Piso 5,Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama

Attention: Mr. Christopher Schech, Senior Vice President & Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com